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                              May 19, 2020

       David Barnes
       Chief Financial Officer
       Trimble Inc.
       935 Stewart Drive
       Sunnyvale, CA 94085

                                                        Re: Trimble Inc.
                                                            Form 10-K for the
Fiscal Year Ended January 3, 2020
                                                            Filed February 28,
2020
                                                            File No. 001-14845

       Dear Mr. Barnes:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended January 3, 2020

       Note 6. Reporting Segment and Geographic Information, page 65

   1. Please revise future filings to disclose revenues for the United States, your country of domicile, in accordance
with ASC 280-10-50-41(a). Also revise future filings to disclose revenues by geography
based on the financial information that is used to produce the general-purpose
financial statements in accordance with ASC 280-10-50-41.
       Exhibits

   2.                                                   We note that both your
Section 906 certifications filed as Exhibits 32.1 and 32.2 identify the incorrect
individual within the body of the certification. Please amend the filing to provide corrected
Section 906 certifications.
 David Barnes
Trimble Inc.
May 19, 2020
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Tara Harkins at (202) 551-3639 or Lynn Dicker, Senior Accountant, at
(202) 551-3616 with any questions.



FirstName LastNameDavid Barnes                            Sincerely,
Comapany NameTrimble Inc.
                                                          Division of
Corporation Finance
May 19, 2020 Page 2                                       Office of Life
Sciences
FirstName LastName